SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

(Amendment No. 14)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

TPG SPECIALTY LENDING, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 20 Pages)

CUSIP No. N/A	13D	Page 2 of 20 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,799,517 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,799,517 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,799,517 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.4% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) CO
*	This calculation assumes that there are 51,887,708 shares of Common Stock (as defined below) of TPG Specialty Lending, Inc. (the “Issuer”) outstanding as of March 26, 2014 as reported in the Prospectus filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on March 21, 2014. See Item 5.

CUSIP No. N/A	13D	Page 3 of 20 Pages

1	NAMES OF REPORTING PERSONS Tarrant Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,810,382 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,810,382 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,810,382 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.4% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) CO
*	This calculation assumes that there are 51,887,708 shares of Common Stock of the Issuer outstanding as of March 26, 2014 as reported in the Prospectus filed by the Issuer with the Commission on March 21, 2014. See Item 5.

CUSIP No. N/A	13D	Page 4 of 20 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,234,929 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,234,929 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,234,929 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.2% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN
*	This calculation assumes that there are 51,887,708 shares of Common Stock of the Issuer outstanding as of March 26, 2014 as reported in the Prospectus filed by the Issuer with the Commission on March 21, 2014. See Item 5.

CUSIP No. N/A	13D	Page 5 of 20 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,234,929 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,234,929 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,234,929 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.2% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN
*	This calculation assumes that there are 51,887,708 shares of Common Stock of the Issuer outstanding as of March 26, 2014 as reported in the Prospectus filed by the Issuer with the Commission on March 21, 2014. See Item 5.

CUSIP No. N/A	13D	Page 6 of 20 Pages

1	NAMES OF REPORTING PERSONS Alan Waxman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,799,517 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,799,517 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,799,517 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.4% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN
*	This calculation assumes that there are 51,887,708 shares of Common Stock of the Issuer outstanding as of March 26, 2014 as reported in the Prospectus filed by the Issuer with the Commission on March 21, 2014. See Item 5.

This Amendment No. 14 (this “Amendment”) amends and restates in its entirety the Schedule 13D filed on June 27, 2011 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on August 2, 2011, Amendment No. 2 filed on December 2, 2011 (“Amendment No. 2”), Amendment No. 3 filed on December 20, 2011, Amendment No. 4 filed on February 3, 2012 (“Amendment No. 4”), Amendment No. 5 filed on February 8, 2012, Amendment No. 6 filed on March 20, 2012, Amendment No. 7 filed on June 20, 2012, Amendment No. 8 filed on September 14, 2012, Amendment No. 9 filed on December 12, 2012, Amendment No. 10 filed on February 6, 2013, Amendment No. 11 filed on September 16, 2013, Amendment No. 12 filed on January 2, 2014 and Amendment No. 13 filed on March 13, 2014 (“Amendment No. 13”) (as amended and restated by this Amendment, the “Schedule 13D”) by TPG Group Holdings (SBS) Advisors, Inc., Tarrant Capital Advisors, Inc. and Messrs. David Bonderman, James G. Coulter and Alan Waxman with respect to the common stock of the Issuer.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”) of the Issuer, a Delaware corporation. The principal executive offices of the Issuer are located at 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Item 2. Identity and Background

This Schedule 13D is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), Tarrant Capital Advisors, Inc., a Delaware corporation (“Tarrant Capital”), David Bonderman, James G. Coulter and Alan Waxman (each, a “Reporting Person”, and, collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

TSL Advisers, LLC, a Delaware limited liability company (“TSL Advisers”), directly holds 2,799,517 shares of Common Stock of the Issuer (the “TSL Shares”) reported herein. The business and affairs of TSL Advisers are managed by its board of managers, whose sole members are Messrs. Bonderman, Coulter and Waxman.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings II, L.P., a Delaware limited partnership (“Holdings II”), which is the general partner of TPG Holdings II Sub, L.P., a Delaware limited partnership (“Holdings II Sub”), which is a member of TSL Advisers. Because of the relationship between Holdings II Sub and TSL Advisers, Group Advisors may be deemed to beneficially own the TSL Shares.

Tarrant Capital is the sole stockholder of Tarrant Advisors, Inc., a Texas corporation (“Tarrant”), which is the general partner of TSL Equity Partners, L.P., a Delaware limited partnership (“Equity Partners”), which is a member of TSL Advisers. Because of the investment by Equity Partners in TSL Advisers, Tarrant Capital may be deemed to beneficially own 2,374,970 shares of the TSL Shares (the “Tarrant TSL Shares”).

Tarrant is the general partner of TSL FOF, L.P., a Delaware limited partnership (“TSL FOF”), which directly holds 435,346 shares of Common Stock of the Issuer (the “Tarrant FOF Shares”) reported herein. Because of the relationship between Tarrant and TSL FOF, Tarrant Capital may be deemed to beneficially own the TSL FOF Shares. In addition, Tarrant Capital directly holds 66 shares of Common Stock of the Issuer (together with the Tarrant TSL Shares and the Tarrant FOF Shares, the “Tarrant Shares”).

Messrs. Bonderman and Coulter are officers and sole stockholders of each of Tarrant Capital and Group Advisors. Because of the relationship of Messrs. Bonderman and Coulter to Tarrant Capital and Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the TSL Shares and the Tarrant Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the TSL Shares and the Tarrant Shares except to the extent of their pecuniary interest therein. Because Mr. Waxman is a member of the board of managers of TSL Advisers, he may be deemed to beneficially own the TSL Shares. Mr. Waxman disclaims beneficial ownership of the TSL Shares except to the extent of his pecuniary interest therein.

Page 7 of 20 Pages

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities (including TSL Advisers) engaged in making or recommending investments in securities of public and private companies. The principal business of Tarrant Capital is serving as the sole ultimate general partner, managing member or similar entity of related entities (including Equity Partners and TSL FOF) engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of David Bonderman is President of Group Advisors and Tarrant Capital and officer, director or manager of other affiliated entities.

The present principal occupation of James G. Coulter is Senior Vice President of Group Advisors, Executive Vice President of Tarrant Capital and officer, director or manager of other affiliated entities.

The present principal occupation of Alan Waxman is manager of TSL Advisers, Vice President of the Issuer and officer, director or manager of other affiliated entities.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors is listed on Schedule I hereto.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Tarrant Capital is listed on Schedule II hereto.

Each of Messrs. Bonderman, Coulter and Waxman and the individuals referred to on Schedule I and Schedule II hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the past five years, none of the Reporting Persons (or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I and Schedule II hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the Subscription Agreement, dated as of April 15, 2011 (the “Original Subscription Agreement”), as amended by the Amendment to the Subscription Agreement, dated as of January 31, 2012 (the “Amendment to the Subscription Agreement” and, together with the Original Subscription Agreement, the “Subscription Agreement”), by and between the Issuer and TSL Advisers, on June 17, 2011, the Issuer delivered a capital drawdown notice to TSL Advisers relating to the issuance of TSL Shares for a cash purchase price of $1,000 per share in a private placement, for an aggregate purchase price of $2,868,000 (the “April 15, 2011 Purchase Price”). The Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL Advisers with respect to the qualifications and ability of each to enter into and complete the private placement. The April 15, 2011 Purchase Price was funded by equity contributions from Equity Partners and Holdings II.

Pursuant to the Subscription Agreement, on August 1, 2011, the Issuer delivered a capital drawdown notice to TSL Advisers relating to the issuance of additional TSL Shares for a cash purchase price of $960.56 per share in a private placement, for an aggregate purchase price of $4,355,172 (the “August 1, 2011 Purchase Price”). The Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL Advisers with respect to the qualifications and ability of each to enter into and complete the private placement. The August 1, 2011 Purchase Price was funded by equity contributions from Equity Partners and Holdings II.

Page 8 of 20 Pages

Pursuant to the Subscription Agreement, dated as of December 2, 2011 (the “TSL FOF Subscription Agreement”), by and among the Issuer, TSL Advisers and TSL FOF, the Issuer delivered a capital drawdown notice on December 2, 2011 to TSL FOF relating to the issuance of TSL FOF Shares for a cash purchase price of $988.56 per share in a private placement, for an aggregate purchase price of $2,100,693 (the “December 2, 2011 Purchase Price”). The TSL FOF Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL FOF with respect to the qualifications and ability of each to enter into and complete the private placement. The December 2, 2011 Purchase Price was funded by equity contributions from TSL FOF.

Pursuant to the Subscription Agreement, on December 16, 2011, the Issuer delivered a capital drawdown notice to TSL Advisers relating to the issuance of additional TSL Shares for a cash purchase price of $981.57 per share in a private placement, for an aggregate purchase price of $562,438 (the “December 16, 2011 TSL Advisers Purchase Price”). The Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL Advisers with respect to the qualifications and ability of each to enter into and complete the private placement. The December 16, 2011 TSL Advisers Purchase Price was funded by equity contributions from Equity Partners and Holdings II.

Pursuant to the TSL FOF Subscription Agreement, on December 16, 2011, the Issuer delivered a capital drawdown notice to TSL FOF relating to the issuance of additional TSL FOF Shares for a cash purchase price of $985.37 per share in a private placement, for an aggregate purchase price of $163,571 (the “December 16, 2011 TSL FOF Purchase Price”). The TSL FOF Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL FOF with respect to the qualifications and ability of each to enter into and complete the private placement. The December 16, 2011 TSL FOF Purchase Price was funded by equity contributions from TSL FOF.

Pursuant to the Subscription Agreement, on February 1, 2012, the Issuer delivered a capital drawdown notice to TSL Advisers relating to the issuance of additional TSL Shares for a cash purchase price of $985.21 per share in a private placement, for an aggregate purchase price of $3,685,680 (the “February 1, 2012 TSL Advisers Purchase Price”). The Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL Advisers with respect to the qualifications and ability of each to enter into and complete the private placement. The February 1, 2012 TSL Advisers Purchase Price was funded by equity contributions from Equity Partners.

Pursuant to the Subscription Agreement, on February 8, 2012, the Issuer delivered a capital drawdown notice to TSL Advisers relating to the issuance of additional TSL Shares for a cash purchase price of $985.12 per share in a private placement, for an aggregate purchase price of $2,237,213 (the “February 8, 2012 TSL Advisers Purchase Price”). The Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL Advisers with respect to the qualifications and ability of each to enter into and complete the private placement. The February 8, 2012 TSL Advisers Purchase Price was funded by equity contributions from Equity Partners and Holdings II Sub.

Pursuant to the TSL FOF Subscription Agreement, on February 8, 2012, the Issuer delivered a capital drawdown notice to TSL FOF relating to the issuance of additional TSL FOF Shares for a cash purchase price of $985.70 per share in a private placement, for an aggregate purchase price of $441,592 (the “February 8, 2012 TSL FOF Purchase Price”). The TSL FOF Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL FOF with respect to the qualifications and ability of each to enter into and complete the private placement. The February 8, 2012 TSL FOF Purchase Price was funded by equity contributions from TSL FOF.

Pursuant to the Subscription Agreement, on March 16, 2012, the Issuer delivered a capital drawdown notice to TSL Advisers relating to the issuance of additional TSL Shares for a cash purchase price of $985.01 per share in a private placement, for an aggregate purchase price of $4,794,027 (the “March 16, 2012 TSL Advisers Purchase Price”). The Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL Advisers with respect to the qualifications and ability of each to enter into and complete the private placement. The March 16, 2012 TSL Advisers Purchase Price was funded by equity contributions from Equity Partners and Holdings II Sub.

Page 9 of 20 Pages

Pursuant to the TSL FOF Subscription Agreement, on March 16, 2012, the Issuer delivered a capital drawdown notice to TSL FOF relating to the issuance of additional TSL FOF Shares for a cash purchase price of $985.70 per share in a private placement, for an aggregate purchase price of $946,268 (the “March 16, 2012 TSL FOF Purchase Price”). The TSL FOF Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL FOF with respect to the qualifications and ability of each to enter into and complete the private placement. The March 16, 2012 TSL FOF Purchase Price was funded by equity contributions from TSL FOF.

Pursuant to the Issuer’s dividend reinvestment plan (the “DRIP”), on March 20, 2012, the Issuer issued additional TSL Shares to TSL Advisers equal to $28,435, the dividend payable on the TSL Shares, divided by $980.51, the net asset value per share of the Common Stock on the declaration date of the dividend (December 31, 2011). No fractional TSL Shares were issued, and TSL Advisers received cash in lieu of fractional Common Stock.

Pursuant to the Subscription Agreement, on May 16, 2012, the Issuer delivered a capital drawdown notice to TSL Advisers relating to the issuance of the TSL Shares for a cash purchase price of $1,005.79 per share in a private placement, for an aggregate purchase price of $506,919 (the “May 16, 2012 TSL Advisers Purchase Price”). The Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL Advisers with respect to the qualifications and ability of each to enter into and complete the private placement. The May 16, 2012 TSL Advisers Purchase Price was funded by equity contributions from Equity Partners and Holdings II Sub.

Pursuant to the Subscription Agreement, on June 18, 2012, the Issuer delivered a capital drawdown notice to TSL Advisers relating to the issuance of additional TSL Shares for a cash purchase price of $1,005.67 per share in a private placement, for an aggregate purchase price of $2,196,380 (the “June 18, 2012 TSL Advisers Purchase Price”). The Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL Advisers with respect to the qualifications and ability of each to enter into and complete the private placement. The June 18, 2012 TSL Advisers Purchase Price was funded by equity contributions from Equity Partners and Holdings II Sub.

Pursuant to the TSL FOF Subscription Agreement, on June 18, 2012, the Issuer delivered a capital drawdown notice to TSL FOF relating to the issuance of additional TSL FOF Shares for a cash purchase price of $1,007.09 per share in a private placement, for an aggregate purchase price of $421,971 (the “June 18, 2012 TSL FOF Purchase Price”). The TSL FOF Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL FOF with respect to the qualifications and ability of each to enter into and complete the private placement. The June 18, 2012 TSL FOF Purchase Price was funded by equity contributions from TSL FOF.

Pursuant to the Subscription Agreement, on September 13, 2012, the Issuer delivered a capital drawdown notice to TSL Advisers relating to the issuance of additional TSL Shares for a cash purchase price of $1,011.56 per share in a private placement, for an aggregate purchase price of $3,900,592 (the “September 13, 2012 TSL Advisers Purchase Price”). The Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL Advisers with respect to the qualifications and ability of each to enter into and complete the private placement. The September 13, 2012 TSL Advisers Purchase Price was funded by equity contributions from Equity Partners.

Pursuant to the TSL FOF Subscription Agreement, on September 13, 2012, the Issuer delivered a capital drawdown notice to TSL FOF relating to the issuance of additional TSL FOF Shares for a cash purchase price of $1,017.06 per share in a private placement, for an aggregate purchase price of $141,372 (the “September 13, 2012 TSL FOF Purchase Price”). The TSL FOF Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL FOF with respect to the qualifications and ability of each to enter into and complete the private placement. The September 13, 2012 TSL FOF Purchase Price was funded by equity contributions from TSL FOF.

Pursuant to the Subscription Agreement, on December 10, 2012, the Issuer delivered a capital drawdown notice to TSL Advisers relating to the issuance of additional TSL Shares for a cash purchase price of $1,008.26 per share in a private placement, for an aggregate purchase price of $6,962,019 (the “December 10, 2012 TSL Advisers Purchase Price”). The Subscription Agreement sets forth the terms and conditions of the private placement, and

Page 10 of 20 Pages

contains customary representations and warranties from the Issuer and TSL Advisers with respect to the qualifications and ability of each to enter into and complete the private placement. The December 10, 2012 TSL Advisers Purchase Price was funded by equity contributions from Equity Partners and Holdings II Sub.

Pursuant to the TSL FOF Subscription Agreement, on December 10, 2012, the Issuer delivered a capital drawdown notice to TSL FOF relating to the issuance of additional TSL FOF Shares for a cash purchase price of $1,008.58 per share in a private placement, for an aggregate purchase price of $1,168,949 (the “December 10, 2012 TSL FOF Purchase Price”). The TSL FOF Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL FOF with respect to the qualifications and ability of each to enter into and complete the private placement. The December 10, 2012 TSL FOF Purchase Price was funded by equity contributions from TSL FOF.

Pursuant to the Subscription Agreement, on February 6, 2013, the Issuer delivered a capital drawdown notice to TSL Advisers relating to the issuance of additional TSL Shares for a cash purchase price of $1,021.87 per share in a private placement, for an aggregate purchase price of $863,476 (the “February 6, 2013 TSL Advisers Purchase Price”). The Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL Advisers with respect to the qualifications and ability of each to enter into and complete the private placement. The February 6, 2013 TSL Advisers Purchase Price was funded by equity contributions from Equity Partners.

Pursuant to the TSL FOF Subscription Agreement, on February 6, 2013, the Issuer delivered a capital drawdown notice to TSL FOF relating to the issuance of additional TSL FOF Shares for a cash purchase price of $1,025.99 per share in a private placement, for an aggregate purchase price of $131,327 (the “February 6, 2013 TSL FOF Purchase Price”). The TSL FOF Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL FOF with respect to the qualifications and ability of each to enter into and complete the private placement. The February 6, 2013 TSL FOF Purchase Price was funded by equity contributions from TSL FOF.

Pursuant to the Subscription Agreement, on September 13, 2013, the Issuer delivered a capital drawdown notice to TSL Advisers relating to the issuance of additional TSL Shares for a cash purchase price of $1,019.36 per share in a private placement, for an aggregate purchase price of $1,671,751 (the “September 13, 2013 TSL Advisers Purchase Price”). The Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL Advisers with respect to the qualifications and ability of each to enter into and complete the private placement. The September 13, 2013 TSL Advisers Purchase Price was funded by equity contributions from Equity Partners.

Pursuant to the TSL FOF Subscription Agreement, on September 13, 2013, the Issuer delivered a capital drawdown notice to TSL FOF relating to the issuance of additional TSL FOF Shares for a cash purchase price of $1021.90 per share in a private placement, for an aggregate purchase price of $280,000 (the “September 13, 2013 TSL FOF Purchase Price”). The TSL FOF Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL FOF with respect to the qualifications and ability of each to enter into and complete the private placement. The September 13, 2013 TSL FOF Purchase Price was funded by equity contributions from TSL FOF.

Pursuant to a forward stock split of the issued and outstanding shares of Common Stock of the Issuer by way of a stock dividend, on December 5, 2013, the Issuer distributed to each of its stockholders 65.676 shares of Common Stock for each share of Common Stock held by such stockholder.

Pursuant to the Subscription Agreement, on December 31, 2013, the Issuer delivered a capital drawdown notice to TSL Advisers relating to the issuance of additional TSL Shares for a cash purchase price of $15.35 per share in a private placement, for an aggregate purchase price of $4,346,552 (the “December 31, 2013 TSL Advisers Purchase Price”). The Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL Advisers with respect to the qualifications and ability of each to enter into and complete the private placement. The December 31, 2013 TSL Advisers Purchase Price was funded by equity contributions from Equity Partners.

Page 11 of 20 Pages

Pursuant to the TSL FOF Subscription Agreement, on December 31, 2013, the Issuer delivered a capital drawdown notice to TSL FOF relating to the issuance of additional TSL FOF Shares for a cash purchase price of $15.35 per share in a private placement, for an aggregate purchase price of $728,000 (the “December 31, 2013 TSL FOF Purchase Price”). The TSL FOF Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL FOF with respect to the qualifications and ability of each to enter into and complete the private placement. The December 31, 2013 TSL FOF Purchase Price was funded by equity contributions from TSL FOF.

Pursuant to the Private Placement Agreement, dated as of March 20, 2014 (the “Private Placement Agreement”), by and between the Issuer and TSL Advisers, TSL Advisers agreed to purchase 194,897 shares of Common Stock at a purchase price of $16.00 per share in a private placement, for an aggregate purchase price of $3,118,352 (the “March 26, 2014 Purchase Price”), which purchase closed concurrently with the completion of the Offering (as defined below) on March 26, 2014. The Private Placement Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL Advisers with respect to the qualifications and ability of each to enter into and complete the private placement. The March 26, 2014 Purchase Price was funded by equity contributions from Equity Partners and Holdings II Sub.

References to and descriptions of the Subscription Agreement, the TSL FOF Subscription Agreement and the Private Placement Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Original Subscription Agreement, the Amendment to the Subscription Agreement, the TSL FOF Subscription Agreement and the form of Private Placement Agreement which are attached as Exhibit 2, Exhibit 3, Exhibit 5 and Exhibit 7, respectively, hereto and incorporated herein by this reference.

Item 4. Purpose of Transaction

The information set forth in Item 3 is hereby incorporated herein by this reference.

The Reporting Persons may seek to dispose all or part of the TSL Shares and/or the Tarrant Shares from time to time, subject to limitations in the Subscription Agreement or the TSL FOF Subscription Agreement, as applicable, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Persons and/or other investment considerations.

In addition to the foregoing, as required by the Subscription Agreement, the TSL FOF Subscription Agreement, or otherwise, each Reporting Person, at any time and from time to time, may directly or indirectly acquire additional shares of Common Stock or, if any, associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock and any securities exercisable for or convertible into Common Stock, limitations in the Subscription Agreement or TSL FOF Subscription Agreement, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

TSL Advisers acts as the investment adviser to the Issuer. Pursuant to an advisory agreement between TSL Advisers and the Issuer, TSL Advisers is responsible for sourcing and managing the Issuer’s portfolio. In addition, the Reporting Persons may engage in discussions with management, the Board of Directors of the Issuer, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing stockholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present Board of Directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the Issuer’s Board of Directors; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of

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incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be listed or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and taking any action similar to any of those enumerated above.

TSL Advisers entered into a purchase agreement with Goldman, Sachs & Co. as agent for TSL Advisers, dated as of March 11, 2014 (the “10b5-1 Plan”), pursuant to which Goldman, Sachs & Co. will buy up to $25,000,000 in the aggregate of the Common Stock of the Issuer during the period beginning after four full calendar weeks after the closing of the Offering (as defined below) and ending on the earlier of the date on which all the capital committed to the 10b5-1 Plan has been exhausted or December 31, 2014, subject to certain conditions.

The 10b5-1 Plan will require Goldman, Sachs & Co. to purchase for TSL Advisers shares of Common Stock of the Issuer (i) through the date the Issuer announces its earnings for the second quarter of 2014, when the market price per share is below the initial public offering price per share and, (ii) from and after that date, when the market price per share is below the Issuer’s most recently reported net asset value per share (including any updates, corrections or adjustments publicly announced by the Issuer to any previously announced net asset value per share). The purchase of shares by Goldman, Sachs & Co. pursuant to the 10b5-1 Plan is intended to satisfy the conditions of Rules 10b5-1 and 10b-18 under the Act.

On March 20, 2014, the Issuer and TSL Advisers entered into an underwriting agreement (the “Underwriting Agreement”) with J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Wells Fargo Securities, LLC and Barclays Capital Inc. acting as representatives of the underwriters named in Schedule I thereto (the “Underwriters”), providing for the offer and sale by the Issuer (the “Offering”), and purchase by the Underwriters, of 7,000,000 shares of Common Stock at a price to the public of $16.00 per share. Pursuant to the Underwriting Agreement, the Issuer granted the Underwriters a 30-day option to purchase up to an aggregate of 1,050,000 additional shares of Common Stock on the same terms. On March 26, 2014, the Offering closed.

Each of TSL FOF and TSL Advisers, certain other stockholders and each director and officer of the Issuer agreed with the Underwriters, pursuant to a lock-up agreement (each, a “Lock-Up Agreement”), not to, subject to certain exceptions and extensions, during certain lock-up periods as described below, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of Common Stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of Common Stock or such other securities, in cash or otherwise), or (3) if applicable, make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock. The lock-ups will apply to all shares of Common Stock acquired prior to the date of the Offering, as well as any shares acquired in the concurrent private placement, but will not apply to any shares acquired in open market transactions or acquired from the Issuer under the dividend reinvestment plan after the completion of the Offering, subject to certain exceptions. Any shares of Common Stock purchased by TSL Advisers pursuant to the 10b5-1 Plan will be subject to the lock-up agreement between TSL Advisers and the Underwriters.

In the case of TSL Advisers, the lock-up period is the period ending 365 days after March 20, 2014. In the case of TSL FOF and the directors, executive officers and the other existing stockholders of the Issuer, the lock-up period is 180 days after March 20, 2014 for all shares of Common Stock held by those stockholders and 270 days after March 20, 2014 for 50% of the shares of Common Stock held by those stockholders. Each lock-up period is subject to extension in certain circumstances.

References to and descriptions of the 10b5-1 Plan, the Underwriting Agreement and the Lock-Up Agreements set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the 10b5-1 Plan, the Underwriting Agreement, the form of Lock-Up Agreement for TSL

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Advisers, and the form of Lock-Up Agreement for TSL FOF, the directors, executive officers and the other existing stockholders of the Issuer attached as Exhibit 6, Exhibit 8, Exhibit 9 and Exhibit 10, respectively, hereto and incorporated herein by reference.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a)-(b) The following disclosure assumes that there are a total of 51,887,708 shares of Common Stock of the Issuer outstanding as of March 26, 2014 as reported in the Prospectus filed by the Issuer on March 21, 2014. Pursuant to Rule 13d-3 of the Act, (i) through TSL Advisers and Tarrant, Messrs. Bonderman and Coulter may be deemed to beneficially own 3,234,929 shares of Common Stock, which constitute approximately 6.2% of outstanding Common Stock; (ii) through TSL Advisers, Mr. Waxman may be deemed to beneficially own 2,799,517 shares of Common Stock, which constitute approximately 5.4% of the outstanding Common Stock; (iii) through TSL Advisers, Group Advisors may be deemed to beneficially own 2,799,517 shares of Common Stock, which constitute approximately 5.4% of the outstanding Common Stock; and (iv) through Tarrant, Tarrant Capital may be deemed to beneficially own 2,810,382 shares of Common Stock, which constitute approximately 5.4% of the outstanding Common Stock.

(c) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock since the filing of the Original Schedule 13D.

(d) Other than the Reporting Persons, no other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 2, 3, 4, and 5 is hereby incorporated herein by reference.

As discussed in Item 2 above, the business and affairs of TSL Advisers are managed by its board of managers, whose members are Messrs. Bonderman, Coulter and Waxman. Any decision or determination by the board of managers requires the approval of each of Messrs. Bonderman, Coulter and Waxman.

TSL Advisers is required to solicit voting instructions from Equity Partners and Holdings II Sub in respect of the shares of Common Stock of the Issuer beneficially owned by Equity Partners and Holdings II Sub, respectively, in connection with any matter on which TSL Advisers is entitled to vote the TSL Shares. TSL Advisers is required to vote all proxies in respect of the TSL Shares proportionately in accordance with such instructions.

As the directors, officers and sole stockholders of Group Advisors, Mr. Bonderman and Mr. Coulter may indirectly issue voting instructions to TSL Advisers in respect of the shares of Common Stock of the Issuer beneficially owned by Holdings II Sub.

Equity Partners is required to solicit voting instructions from its limited partners in respect of their indirect interests in the TSL Shares. Equity Partners is required to instruct TSL Advisers to vote proxies in respect of its TSL Shares proportionately in accordance with such instructions.

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Item 7. Material to Be Filed as Exhibits

1.	Agreement of Joint Filing, as required by Rule 13d-1(k)(1) under the Act, dated as of June 27, 2011, by and among TPG Group Holdings (SBS) Advisors, Inc., Tarrant Capital Advisors, Inc., David Bonderman, James G. Coulter and Alan Waxman (previously filed with the Original Schedule 13D).
2.	Subscription Agreement, dated as of April 15, 2011, between TPG Specialty Lending, Inc. and TSL Advisers, LLC (previously filed with the Original Schedule 13D).
3.	Amendment to the Subscription Agreement, dated as of January 31, 2012, between TPG Specialty Lending, Inc. and TSL Advisers, LLC (previously filed with Amendment No. 4).
4.	Agreement to Tender, dated as of March 13, 2011, between TPG Specialty Lending, Inc. and Tarrant Advisors, Inc. (previously filed with the Original Schedule 13D).
5.	Subscription Agreement, dated as of December 2, 2011 between TPG Specialty Lending, Inc., TSL FOF, L.P. and TSL Advisers, LLC (previously filed with Amendment No. 2).
6.	Purchase Agreement, dated as of March 11, 2014 between TSL Advisers, LLC and Goldman, Sachs & Co. (previously filed with Amendment No. 13).
7.	Form of Private Placement Agreement by and among TPG Specialty Lending, Inc., TSL Advisers, LLC and certain other stockholders of TPG Specialty Lending, Inc. (previously filed with the Commission as Exhibit (d)(3) to Form N-2/A filed by TPG Specialty Lending, Inc. on March 12, 2014).
8.	Form of Underwriting Agreement by and among TPG Specialty Lending, Inc., TSL Advisers, LLC and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Wells Fargo Securities, LLC and Barclays Capital Inc., as representatives of the several underwriters named in Schedule I thereto (previously filed with the Commission as Exhibit (h) to Form N-2/A filed by TPG Specialty Lending, Inc. on March 17, 2014).
9.	Form of Lock-Up Agreement by and among TSL Advisers, LLC and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Wells Fargo Securities, LLC and Barclays Capital Inc., as representatives of the several underwriters named in Schedule I to the Underwriting Agreement (previously filed with the Commission as Exhibit A-2 to Exhibit (h) to Form N-2/A filed by TPG Specialty Lending, Inc. on March 17, 2014).
10.	Form of Lock-Up Agreement by and among TSL FOF, L.P., certain stockholders and the directors and officers of TPG Specialty Lending, Inc. and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Wells Fargo Securities, LLC and Barclays Capital Inc., as representatives of the several underwriters named in Schedule I to the Underwriting Agreement (previously filed with the Commission as Exhibit A-1 to Exhibit (h) to Form N-2/A filed by TPG Specialty Lending, Inc. on March 17, 2014).
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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2014

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

Tarrant Capital Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

Alan Waxman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of Alan Waxman (3)

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(1)	Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Securities and Exchange Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on August 14, 2013 (SEC File No.005-83906).
(2)	Ronald Cami is signing on behalf of Mr. Coulter pursuant to the authorization and designation letter dated July 1, 2013, which was previously filed with the Securities and Exchange Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on August 14, 2013 (SEC File No. 005-83906).
(3)	Ronald Cami is signing on behalf of Mr. Waxman pursuant to the authorization and designation letter dated March 10, 2014, which was previously filed with the Securities and Exchange Commission as an exhibit to a Schedule 13D filed by Mr. Waxman on March 13, 2014 (SEC File No. 005-86304).
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Schedule I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title
David Bonderman	President
James G. Coulter	Senior Vice President
John E. Viola	Vice President, Treasurer and Director
Ronald Cami	Vice President, Secretary and Director
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
Clive D. Bode	Assistant Treasurer
Steven A. Willmann	Assistant Treasurer
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Schedule II

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title
David Bonderman	President
James G. Coulter	Senior Vice President
John E. Viola	Vice President, Treasurer and Director
Ronald Cami	Vice President, Secretary and Director
Avi Banyasz	Vice President
Clive D. Bode	Vice President and Assistant Treasurer
Richard W. Boyce	Vice President
Kevin R. Burns	Vice President
Fred Cohen	Vice President
Jonathan J. Coslet	Vice President
Timothy D. Dattels	Vice President
Kelvin L. Davis	Vice President
Geoff M. Duyk	Vice President
Joshua Easterly	Vice President
James R. Gates	Vice President
Scott Gilbertson	Vice President
Alex Gleser	Vice President
Asiff Hirji	Vice President
Matthew Hobart	Vice President
Ransom Langford	Vice President
Michael MacDougall	Vice President
John W. Marren	Vice President
Peter McMillan	Vice President
William McGlashan	Vice President
Douglas Paolillo	Vice President
Richard P. Schifter	Vice President
Jeffrey Smith	Vice President
Todd Sisitsky	Vice President
Bryan Taylor	Vice President
David Trujillo	Vice President
Jerome C. Vascellaro	Vice President
Alan Waxman	Vice President
Robert Weaver	Vice President
Jack C. Weingart	Vice President
Carrie A. Wheeler	Vice President
James B. Williams	Vice President
Nathan H. Wright	Vice President
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
Steven A. Willmann	Assistant Treasurer

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INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.	Agreement of Joint Filing, as required by Rule 13d-1(k)(1) under the Act, dated as of June 27, 2011, by and among TPG Group Holdings (SBS) Advisors, Inc., Tarrant Capital Advisors, Inc., David Bonderman, James G. Coulter and Alan Waxman (previously filed with the Original Schedule 13D).
2.	Subscription Agreement, dated as of April 15, 2011, between TPG Specialty Lending, Inc. and TSL Advisers, LLC (previously filed with the Original Schedule 13D).
3.	Amendment to the Subscription Agreement, dated as of January 31, 2012, between TPG Specialty Lending, Inc. and TSL Advisers, LLC (previously filed with Amendment No. 4).
4.	Agreement to Tender, dated as of March 13, 2011, between TPG Specialty Lending, Inc. and Tarrant Advisors, Inc. (previously filed with the Original Schedule 13D).
5.	Subscription Agreement, dated as of December 2, 2011 between TPG Specialty Lending, Inc., TSL FOF, L.P. and TSL Advisers, LLC (previously filed with Amendment No. 2).
6.	Purchase Agreement, dated as of March 11, 2014 between TSL Advisers, LLC and Goldman, Sachs & Co. (previously filed with Amendment No. 13).
7.	Form of Private Placement Agreement by and among TPG Specialty Lending, Inc., TSL Advisers, LLC and certain other stockholders of TPG Specialty Lending, Inc. (previously filed with the Commission as Exhibit (d)(3) to Form N-2/A filed by TPG Specialty Lending, Inc. on March 12, 2014).
8.	Form of Underwriting Agreement by and among TPG Specialty Lending, Inc., TSL Advisers, LLC and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Wells Fargo Securities, LLC and Barclays Capital Inc., as representatives of the several underwriters named in Schedule I thereto (previously filed with the Commission as Exhibit (h) to Form N-2/A filed by TPG Specialty Lending, Inc. on March 17, 2014).
9.	Form of Lock-Up Agreement by and among TSL Advisers, LLC and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Wells Fargo Securities, LLC and Barclays Capital Inc., as representatives of the several underwriters named in Schedule I to the Underwriting Agreement (previously filed with the Commission as Exhibit A-2 to Exhibit (h) to Form N-2/A filed by TPG Specialty Lending, Inc. on March 17, 2014).
10.	Form of Lock-Up Agreement by and among TSL FOF, L.P., certain stockholders and the directors and officers of TPG Specialty Lending, Inc. and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Wells Fargo Securities, LLC and Barclays Capital Inc., as representatives of the several underwriters named in Schedule I to the Underwriting Agreement (previously filed with the Commission as Exhibit A-1 to Exhibit (h) to Form N-2/A filed by TPG Specialty Lending, Inc. on March 17, 2014).

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